Exhibit 5.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated February 23, 2026 with respect to the consolidated financial statements of Emera Incorporated (the “Company”) as at and for the years ended December 31, 2025 and 2024, included in Exhibit 99.3 on Form 40-F filed on February 23, 2026, in the Registration Statements on Form F-10 and Form F-3 and the related short form base shelf prospectus relating to the offering of debt securities in one or more offerings up to an aggregate principal amount of US$2,250,000,000.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Halifax, Canada
March 4, 2026